Exhibit (h)(22)

KEELEY FUNDS, INC.

TENTH AMENDMENT TO THE

TRANSFER AGENT SERVICING AGREEMENT

THIS TENTH AMENDMENT effective as of the 1st day of December, 2011, to the Transfer Agent Servicing Agreement, dated as of April 15, 2005, as amended on January 13, 2006, April 10, 2006, October 1, 2006, May 17, 2007, December 21, 2007, February 3, 2009, November 3, 2009, February 2, 2010 and September 15, 2011 (the “Agreement”), is entered into by and between KEELEY FUNDS, INC., a Maryland Corporation (the “Company”) and U.S. BANCORP FUND SERVICES, LLC, a Wisconsin limited liability company (“USBFS”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the Company and USBFS desire to amend the Agreement; and

WHEREAS, Section 10 of the Agreement allows for its amendment by a written instrument executed by both parties.

NOW, THEREFORE, the parties agree as follows:

Section 10 shall be superseded and replaced with the following:

10.	Term of Agreement; Amendment; Early Termination

This Agreement shall become effective as of December 1, 2011 and will continue in effect for a period of three (3) years. Subsequent to the initial three-year term, this Agreement may be terminated by either party upon giving 90 days prior written notice to the other party or such shorter period as is mutually agreed upon by the parties. Notwithstanding the foregoing, this Agreement may be terminated by any party upon the breach of the other party of any material term of this Agreement if such breach is not cured within 15 days of notice of such breach to the breaching party. This Agreement may not be amended or modified in any manner except by written agreement executed by USBFS and the Company, and authorized or approved by the Board of Directors.

In the absence of any material breach of this Agreement, should the Company elect to terminate this Agreement prior to the end of the term, the Company agrees to pay the following fees:

a.	all monthly fees through the remaining life of the contract, (calculated by taking the total fees for the previous 12 months, dividing that total fee amount by 12 and multiplying that average monthly fee amount by the number of months that remain on the agreement);

b.	all fees associated with converting services to successor service provider;

c.	all fees associated with any record retention and/or tax reporting obligations that may not be eliminated due to the conversion to a successor service provider; and

d.	all out-of-pocket costs associated with a-c above.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Tenth Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

KEELEY FUNDS, INC.		U.S. BANCORP FUND SERVICES, LLC

By:	/s/ John L. Keeley, Jr.	By:	/s/ Michael R. McVoy
Name:	John L. Keeley, Jr.	Name:	Michael R. McVoy
Title:	President	Title:	Executive Vice President

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